Exhibit 11.1

MESTEK, INC.

Schedule of Computation of Earnings Per Common Share

		Years Ended December 31,
	2004	2003	2002
		(dollars in thousands, except earnings per share)
Income (Loss)	$21,534	($43,165)	($1,071)
Cumulative Effect of a Change in Accounting Principle:
Gross Impairment (Expense)	---	---	(31,633)
Tax Benefit	---	---	2,299
Net Impairment (Expense)	---	---	(29,334)
Net Income (Loss)	$21,534	($43,165)	($30,405)
Basic Earnings (Loss) per Common Share:
Net Income (Loss) before Cumulative Effect	$2.49	($4.95)	($0.12)
Cumulative Effect of a Change in Accounting Principle	---	---	(3.36)
Net Income (Loss)	$2.49	($4.95)	($3.48)
Basic Weighted Average Shares Outstanding	8,658	8,722	8,722
Diluted Earnings (Loss) Per Common Share
Net Income (Loss) before Cumulative Effect	$2.48	($4.95)	($0.12)
Cumulative Effect of a Change in Accounting Principle	---	---	(3.36)
Net Income (Loss)	$2.48	($4.95)	($3.48)
Diluted Weighted Average Shares Outstanding	8,678	8,722	8,722